January 28, 2009

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

RE:	Carbiz Inc.
Form 10-KSB for the Fiscal Year Ended January 31, 2008
Filed April 30, 2008
Forms 10-Q for the Quarterly Periods Ended April 30,
July 31, and October 31, 2008
File No. 000-52209

Dear Mr. Mew:

On behalf of Carbiz Inc. (“Carbiz” or the “Company”), this letter is in response to the comments in your letter dated January 14, 2009 to Mr. Stanton Heintz, Chief Financial Officer and Chief Operating Officer of Carbiz, regarding the Form 10-KSB for the fiscal year ended January 31, 2008 and Forms 10-Q for the quarterly periods ended April 30, July 31 and October 31, 2008.

Form 10-KSB for the Fiscal Year Ended January 31, 2009:
Management’s Discussion and Analysis or Plan of Operations, page 22:
      Staff Comment No. 1:

We note approximately 82 percent of your total assets are comprised of notes receivable related to your auto sales financing. In this regard, please expand your discussion to disclose the following:

  average amount of loans receivable during the period, the interest earned on such amount, and the average yield

  The average effective rate paid on related debt to finance the notes receivable.

Response:

As requested, the Company will include the following additional disclosure in the Company’s annual report on Form 10-K for the year ended January 31, 2009:

The average balance of outstanding loans receivable was approximately $ ___million and $10.3 million during the years ended January 31, 2009 and 2008, respectively. We earned approximately $ ___ million of interest income with an average yield of ____% on loans receivable during the year ended January 31, 2009. We earned approximately $ 2.1 million of interest income with an average yield of approximately 19% on loans receivable during the year ended January 31, 2008.

We paid average effective interest rates of ____% and 12% to finance the notes receivable balances during the years ended January 31, 2009 and 2008, respectively.

U.S. Securities and Exchange
January 28, 2009

Form 10-KSB for the Fiscal Year Ended January 31, 2009 (continued):
Management’s Discussion and Analysis or Plan of Operations, page 22 (continued):
      Staff Comment No. 2:

It is not evident how your current cash flow from operations and cash on hand were expected to be sufficient to fund your operations until January 2009 as disclosed on page 33 given your cash of approximately $1.1 million on January 31, 2008 and your use of cash in operating activities of $3.6 million. Please tell us and disclose the amount of availability under your financing agreements and other factors considered in expecting you would be able to fund your operations for the next twelve months and expand your disclosure accordingly in the future filings.

Response:

As of January 31, 2008, the Company had total credit facility commitments under the SWC credit agreement of approximately $111 million which was limited to funding based on 65% of outstanding net note receivable balances. On January 31, 2008, the Company had total available credit facilities from SWC of $64.7 million of which approximately $ 36.4 million was outstanding. The Company projected the sufficiency of cash balances to fund operations through January 2009 based on the cash on hand as of January 31, 2008 of $1.1 million and available cash from the credit facility of $28.3 million. As requested, the Company will expand the disclosure accordingly in future filings.

Note 1. Description of Business and Summary of Accounting Policies, page 41;
    Revenue Recognition- Used Vehicle Sales, page 46:
            Staff Comment No. 3:

We note in your disclosure that you recognize revenues on the sale of the automobiles at the time vehicles are delivered to the customer and title has passed. We also note you provide 100% of the financing to the customer and that your target customers are people who have poor or badly impaired credit histories. In this regard, advise us how you consider these factors in determining the collectability of the sales amounts is reasonably assured and that recording them as revenues is appropriate under GAAP upon the sales. Refer to SAB 104.

Response:

Per Staff Accounting Bulletin No. 104 (SAB 104), the Company recognizes revenue for the sales of used vehicles when persuasive evidence of an arrangement exists with a fixed price, delivery of the automobile has occurred and financing has been approved. The Company does not provide 100% financing on used car sales, as the customer is required to make a minimum initial down-payment of 5% to 10% depending on the selling price of the automobile. The Company’s average customer has a credit history that fails to meet the lending standards of most financial institutions. Therefore, the Company has established comprehensive underwriting guidelines requiring a credit application, verification of employment history, income and residence, obtain a third-party credit report and the combination of this customer information must meet the Company’s established criteria for financing approval. In addition, the Company’s collection policies are initiated upon realization of the first delinquent payment through phone contact within one-day of delinquency, a field visit within 3 days of delinquency and repossession of the vehicle within 7 days of delinquency. The Company also installs a monitoring GPS on each vehicle sold and financed, which enables the Company to locate customer’s vehicles in a more timely manner.

Based on this comment, the Company will revise the disclosure in Note 1 Description of Business and Summary of Accounting Policies of the footnotes to the consolidated financial statements as follows in the Company’s future filings:

U.S. Securities and Exchange
January 28, 2009

Form 10-KSB for the Fiscal Year Ended January 31, 2009 (continued):
Note 1. Description of Business and Summary of Accounting Policies, page 41(continued):
     Revenue Recognition- Used Vehicle Sales, page 46 (continued):
           Staff Comment No. 3 (continued):

Used automobile sales:

The Company recognizes revenue on the sale of automobiles upon execution of the sales contract, the customer taking possession of the automobile, and financing having been approved. Customers are required to meet certain underwriting guidelines established by the Company in order to obtain financing of the automobile through Carbiz.

       Accounts and notes receivable, page 42:
      Staff Comment No. 4:

Please revise your disclosure to clarify the time frame and sequence in which accounts are determined to be troubled and written off. For example, please indicate the number of past due payments or months considered severely delinquent. Clarify when the statutory notice period for repossessed accounts begins, that is, when the vehicle is repossessed or notice is made to the customer where you are unable to repossess the automobile. Also, please clarify whether accounts held in repossession are included in active accounts, have been written off during the year, or are included in your allowance for credit losses.

Response:

The Company considers notes receivable balances severely delinquent after the customer has not made 2 scheduled payments. Therefore, severe delinquency occurs after 14 days for weekly pay accounts; after 30 days for bi-monthly pay accounts; and after 60 days for monthly pay accounts. The statutory notice period for repossessed accounts is based on the state in which the vehicle is titled. The balances included as accounts held in repossession in Note 1. Accounts and notes receivable are included in the active account balances as of January 31, 2008.

In response to this comment, the Company will include the following revised disclosure in Note 1 Description of Business and Summary of Accounting Policies of the footnotes to the consolidated financial statements to be included in the Company’s annual report on Form 10-K for the year ended January 31, 2009:

Accounts and notes receivable, allowance for loan losses and concentration of credit risk:

Accounts and notes receivable consist of balances due from customers related to the sale of used automobiles or consulting services and are presented in the consolidated balance sheet net of an allowance for doubtful accounts and an allowance for loan losses. Notes receivable have remaining terms of 12 to 48 months requiring weekly, bi-weekly or monthly payments. Interest is calculated weekly based on the outstanding balance. The allowances reflect the Company’s best estimate of probable losses inherent in the accounts and notes receivable balances. The Company determines the allowances based on known troubled accounts, historical experience, credit quality of customers and other industry and Company economic considerations.

The Company initiates steps to pursue collection of payments upon the customer’s first missed payment. The Company takes steps to repossess a vehicle when the account becomes severely delinquent (14 days for weekly pay accounts, 30 days for bi-weekly pay accounts and 60 days for monthly pay accounts) and management determines that timely collection of future payments is not probable. Notes receivable balances for accounts held in repossession are included in Notes receivable, net in the consolidated balance sheet. Accounts are charged off at the earlier of the expiration of the applicable State’s statutory notice period for repossessed accounts (varies from 0 to 30 days), or when management determines timely collection of future payments is not probable for accounts where the Company has been unable to repossess the automobile.

U.S. Securities and Exchange
January 28, 2009

Form 10-KSB for the Fiscal Year Ended January 31, 2009 (continued):
Note 1. Description of Business and Summary of Accounting Policies, page 41(continued):
      Accounts and notes receivable, page 42 (continued):
           Staff Comment No. 4 (continued):

The Company maintains an allowance for loan losses on an aggregate basis for the notes receivable portfolio. Management considers the allowance for loan losses to be sufficient to cover estimated losses in the collection of outstanding notes receivable. The allowance is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends, changes in loan characteristics (i.e., average amounts financed and term of the note), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for loan losses is periodically reviewed by management with any changes reflected in current operations. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance.

For accounts where the automobile was repossessed, the difference between the loan balance and the fair value of the repossessed automobile (based on the average wholesale selling price at auction) is charged to the allowance for loan losses. Generally, repossessed automobiles are sold at auction. On average, accounts are approximately 90 days past due at the time of write-off. For previously written-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for loan losses.

Staff Comment No. 5:

We note accounts are approximately 90 days past due at the time of write-off. Please expand your tabular presentation on page 43 to disclose the amount of accounts receivable past due 90 days or more and those still accruing interest in this category.

Response:

In response to this comment, the Company will include revised disclosure in Note 2 Accounts and Notes Receivable of the footnotes to the consolidated financial statements to be included in the Company’s annual report on Form 10-K for the year ended January 31, 2009. The revised disclosure is included in the response to Staff Comment No. 8 below.

Staff Comment No. 6:

Please disclose how you determine the fair value of repossessed automobiles the amount of which reduces your write-off of the finance receivable. In addition, please expand your disclosure to indicate the disposition of automobiles repossessed, that is, if the inventory repossessed is added to your inventory at the fair value amount determined.

Response:

The Company determines the fair value of the repossessed automobiles based on the average selling price at auto auctions. Generally, the Company sells repossessed automobiles at auction and therefore these vehicles are not returned to inventory, but instead credited to the allowance for loan losses. The Company will provide revised disclosure in Note 1 Description of Business and Summary of Accounting Policies of the footnotes to the consolidated financial statements in future filings. The revised footnote disclosure is included in the response to Staff Comment No. 4.

U.S. Securities and Exchange
January 28, 2009

Form 10-KSB for the Fiscal Year Ended January 31, 2009 (continued):
Note 1. Description of Business and Summary of Accounting Policies, page 41(continued):
     Accounts and notes receivable, page 42 (continued):
          Staff Comment No. 7:

Please disclose your accounting policy for costs associated with your origination of loans. See SFAS 91.

Response:

Pursuant to SAB Topic 13, par A.3.f, the Company expenses the incremental direct costs incurred related to the origination of loans. In response to this comment, the Company will include the following disclosure in Note 1 Description of Business and Summary of Accounting Policies of the footnotes to the consolidated financial statements to be included in the Company’s annual report on Form 10-K for the year ended January 31, 2009:

The Company expenses all costs incurred in connection with the process of initiating, refinancing or restructuring notes receivable to include all costs related to underwriting, securing collateral, closing transactions, processing loan documents, and determining credit worthiness.

Note 2. Accounts Receivable and Notes Receivable, page 48;
          Staff Comment No. 8:

Please expand your disclosure in the table of activity in the allowance for doubtful accounts to disclose the gross finance receivable written off, the fair value of repossessed automobiles charged as a reduction of the receivable and the amount of recoveries credited to the allowance.

Response:

In response to this comment, the Company will provide the following revised disclosure to separately disclose the write-offs of gross notes receivable, the fair value of repossessed automobiles, and the amount of recovered notes receivable balances in Note 2 Accounts and Notes Receivable of the footnotes to the consolidated financial statements to be included in the Company’s annual report on Form 10-K for the year ended January 31, 2009. The revised disclosures as suggested in Staff Comments No. 1 and No. 5 are also included herein.

U.S. Securities and Exchange
January 28, 2009

Form 10-KSB for the Fiscal Year Ended January 31, 2009 (continued):
Note 2. Accounts Receivable and Notes Receivable, page 48 (continued);
     Staff Comment No. 8 (continued):
          Note 2. ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

Active Account Balances as of January 31, 2009
		Accounts	Accounts Held in Repossession	Accounts Delinquent > 90 Days	Total
Trade accounts receivable-software & consulting		$	$	$	$
Less: Allowance for doubtful accounts
		$	$	$	$
Notes receivable- vehicle sales – Florida
Less: Allowance for loan losses
		$	$	$	$

Notes receivable, vehicle sales – Midwest
Less: Allowance for loan losses
		$	$	$	$

Notes receivable vehicle sales – Texas Auto
Less: Allowance for loan losses
		$	$	$	$

Long-term portion of notes receivable	Florida	$	$	$	$
Midwest
Texas
	Total	$	$	$	$
Current portion of notes receivable	Florida	$	$	$	$
Midwest
Texas
	Total	$	$	$	$

Total Accounts and Notes Receivable		$	$	$	$

Number of Active Accounts as of January 31, 2009
Florida
Midwest
Texas

Total

The future maturities of the long-term portion of the notes receivable for the subsequent periods ending January 31, 2010 through 2013 are $_______ , $ _______ and _______, respectively.

The average balance of outstanding loans receivable was approximately $ ___million and $10.3 million during the years ended January 31, 2009 and 2008, respectively. The Company earned approximately $ ___ million of interest income with an average yield of ____% on loans receivable during the year ended January 31, 2009 and approximately $ 2.1 million of interest income with an average yield of approximately 19% on loans receivable during the year ended January 31, 2008. The Company paid average effective interest rates of approximately ____% and 12% to finance the notes receivable balances during the years ended January 31, 2009 and 2008, respectively.

U.S. Securities and Exchange
January 28, 2009

Form 10-KSB for the Fiscal Year Ended January 31, 2009 (continued):
Note 2. Accounts Receivable and Notes Receivable, page 48 (continued);
     Staff Comment No. 8 (continued):
          Note 2. ACCOUNTS AND NOTES RECEIVABLE (continued):

As a result of the U.S. and the industry’s economic and financial condition, during the fourth quarter of Fiscal Year 2009, management performed a further strategic review of the Company’s collection policies and procedures and collection efforts. Although the Company has not changed the methodology for determining the appropriateness of the allowance for loan losses, an increase of approximately $ ____million primarily reflects higher loss estimates due to higher overall levels of charge-off and delinquency, due to the continued weakening of the U.S. economy and rising unemployment in the U.S.

Allowance for loan losses activity is as follows for the years ended January 31, 2009 and 2008:

		Software		Florida		Midwest		Texas		Total 2008
Balance,		$4,345		$79,430		$-		$-		$83,775
February 1, 2007
Reserve established at acquisition		-		-		8,314,971		353,193		8,668,164
Provision for loan		5,146		253,965		2,772,398		5,014,156		8,045,665
losses
Write-offs of gross		(948)		(255,747)		(7,073,432)		(1,858,963)		(9,189,090)
notes receivable
Fair value of		-		37,813		74,333		-		112,146
repossessed vehicle
Recoveries of notes		-		1,700		14,855		18,516		35,071
receivable
Balance,		8,543		117,161		4,103,123		3,526,902		7,755,731
January 31, 2008
Reserve established at
acquisition
Provision for loan
losses
Write-offs of gross
note receivable
Fair value of
repossessed vehicle
Recoveries of notes
receivable
Balance,	$		$		$		$		$
January 31, 2009

     Note 11. Line of Credit and Term Loan Financing, page 57;
          Staff Comment No. 9:

Please clearly disclose whether or not you were in violation of your financial covenants at January 31, 2008 and received a waiver from your lender until May 15, 2008. Further, please tell us what consideration was given to classifying related debt obligations as current on the face of your balance sheet at January 31, 2008.

Response:

As of January 31, 2008, the Company was not in violation of financial covenants of the SWC Services LLC (SWC) Amended Credit Agreement. The Company did obtain a letter from SWC stating that as of January 31, 2008 and through the date of filing of the Form 10-KSB the Financial Covenants set forth in Section 6.9 of the Loan Agreement had yet to be determined. Therefore, the notes payable balances were classified in the Company’s consolidated balance sheet based on the contractual maturity dates.

U.S. Securities and Exchange
January 28, 2009

Form 10-KSB for the Fiscal Year Ended January 31, 2009 (continued):
Note 11. Line of Credit and Term Loan Financing, page 57 (continued);
     Staff Comment No. 9 (continued):

Pursuant to FAS 78, long-term obligations that are or will be callable by the creditor either because the debtor's violation of a provision of a debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable should be classified as current liabilities. Since the Company was not in violation of its Financial Covenants related to these long-term obligations, no FAS 78 adjustments were deemed necessary.

Item 8A (T) Controls and Procedures, page 72;

Staff Comment No. 10:

We note your disclosure that there were no significant changes in your internal controls over financial reporting during the quarter ended January 31, 2008. Please refer to Item 308(c) of Regulation S-K and revise your disclosure to indicate whether there were any changes in your internal control over financial reporting.

Response:

The Company did not make changes in the internal controls over financial reporting that had materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting during the quarter ended January 31, 2008. The Company should not have included the word “significant” in the disclosure included in Item8A (T). As requested, the Company will revise this disclosure accordingly in future filings.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008:
Management’s Discussion and Analysis of Financial Condition and Results of Operations, pg 19.
     Staff Comment No. 11:

Continued difficulties in the housing, financial and credit markets along with unemployment have focused on the negative impact these uncertainties have had on consumer spending and lending currently and in the future periods. Expand your disclosure to provide an overview of how you anticipate the current economic environment will affect your results of operations or your liquidity decreasing or increasing in any material way in the future. Discuss any specific business trends occurring in 2008 you believe will continue to have an impact in future periods. In doing so, please provide additional information about the quality and viability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail economic or industry-wide factors relevant to your company; and, material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

U.S. Securities and Exchange
January 28, 2009

Form 10-Q for the Fiscal Quarter Ended October 31, 2008:
Management’s Discussion / Analysis of Financial Condition and Results of Operations, (cont’d):
     Staff Comment No. 11(continued):

Response:

In response to this comment, the Company will expand the disclosure in the Company’s annual report on Form 10-K for the year ended January 31, 2009. Additionally, the Company directs your attention to its Form 8-K filed on January 23, 2009 regarding its entry into a loan and security agreement with Dealer Services Corporation.

The expanded disclosure will include discussion of:

- the impact of a decrease in availability of prime and sub-prime credit on the potential of more consumers moving to the buy-here pay-here lending market to obtain auto financing.

- the impact of economic conditions on delinquencies and loan losses over the past year due to the continued weakening of the U.S. economy and rising unemployment in the U.S.

- the Company’s experience with providing higher average priced vehicles to new customers with slightly higher credit ratings than previously experienced.

- the Company’s strategy to reach more customers and service those customers who may not previously have, but now seek financing in our market.

- the impact of any changes in economic conditions and credit markets that may occur prior to the Company’s Form 10-K filing.

As requested, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the above responses to your comments, please contact me at (941) 952-9255.

                              /s/ Stanton C. Heintz
Stanton C. Heintz
Chief Financial Officer